# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dun & Bradstreet Holdings, Inc., CIK 0001799208
CUSIP: 26484T106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 03/23/2025
Amends the filing with accession number 0001704720-24-000034
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Michael L. Gravelle c/o Cannae, 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, (702) 323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 69,048,691; sole dispositive power 0; shared dispositive power 69,048,691; aggregate amount beneficially owned 69,048,691 (15.6% of the class)
- Cannae Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 69,048,691; sole dispositive power 0; shared dispositive power 69,048,691; aggregate amount beneficially owned 69,048,691 (15.6% of the class)
- DNB Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 69,048,691; sole dispositive power 0; shared dispositive power 69,048,691; aggregate amount beneficially owned 69,048,691 (15.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dun & Bradstreet Holdings, Inc.
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a "Reporting Person" and collectively, the "Reporting Persons") on February 25, 2022 and as amended on July 11, 2022 and January 27, 2023 and March 18, 2024 (as amended from time to time, the "Schedule 13D"), and relates to common stock, par value $0.0001 per share ("Common Stock"), of Dun & Bradstreet Holdings, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information provided in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) is amended and supplemented as follows:

The calculation in this Amendment No. 4 of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 441,516,369 shares of Common Stock outstanding as of February 14, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2025, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) is amended and supplemented as follows:

As of the date of this Amendment No. 4, the Reporting Persons beneficially owned an aggregate of 69,048,691 shares of Common Stock, which represents approximately 15.6% of the outstanding shares of Common Stock, and is comprised of 34,048,691 shares directly held by DNB Holdco, LLC and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco, LLC.
Transactions in the class effected during the past sixty days:
This Item 5(c) is amended and supplemented as follows:

No transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons or Schedule A persons, except as set forth in Schedule A.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Denali Intermediate Holdings, Inc., and Denali Buyer, Inc., whereby, subject to the terms thereof, Denali Buyer, Inc. will merge with the Issuer (the "Merger"), with the Issuer surviving the Merger as a direct wholly owned subsidiary of Denali Intermediate Holdings, Inc.

Concurrently with the execution of the Merger Agreement, on March 23, 2025, Cannae Holdings, Inc. (the "Supporting Stockholder") entered into a Voting and Support Agreement (the "Voting and Support Agreement") with the Issuer and Denali Intermediate Holdings, Inc., with respect to Shares owned of record or beneficially by the Supporting Stockholder (collectively, the "Owned Shares").

Pursuant to the Voting and Support Agreement, among other things, the Supporting Stockholder has agreed to vote all of its Owned Shares in favor of the Merger, the adoption of the Merger Agreement, each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement and against any action or agreement that could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

In the event the Issuer's board of directors changes its recommendation that the Company's stockholders vote to adopt the Merger Agreement and approve the Merger, the Supporting Stockholder may vote its shares with respect to the above matters in any manner it chooses.

In addition, the Supporting Stockholder has agreed not to take certain actions, including (i) tendering any Owned Shares into any tender or exchange offer, (ii) transferring any Owned Shares (subject to certain exceptions, including as noted below), (iii) granting any proxies or powers of attorneys or (iv) taking any action that would make any representation or warranty of such Supporting Stockholder contained in the Voting and Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Supporting Stockholder from performing its obligations under the Voting and Support Agreement in any material respect. Pursuant to the Voting and Support Agreement, the Supporting Stockholder is permitted to sell up to 10,000,000 of the Owned Shares prior to completion of the Merger or termination of the Merger Agreement in accordance with its terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting and Support Agreement, dated March 23, 2025, by and among Dun & Bradstreet Holdings, Inc., Denali Intermediate Holdings, Inc. and Cannae Holdings, Inc.

## Signatures
- Cannae Holdings, Inc.: /s/ Michael L. Gravelle, Michael L. Gravelle/ Executive Vice President, General Counsel and Corporate Secretary (03/25/2025)
- Cannae Holdings, LLC: /s/ Michael L. Gravelle, Michael L. Gravelle/ Managing Director, General Counsel and Corporate Secretary (03/25/2025)
- DNB Holdco, LLC: /s/ Michael L. Gravelle, Michael L. Gravelle/ Executive Vice President and General Counsel (03/25/2025)